BAILLIE GIFFORD FUNDS SERVICES LLC

Notes to the Financial Statements

March 31, 2016 and 2015

1) **Nature of Business**

Baillie Gifford Funds Services LLC (the "Company") is a wholly owned subsidiary of Baillie Gifford Overseas Limited ("BGO"). The Company was formed on February 14, 2014 as a Limited Liability Company in Delaware, USA to act as distributer of securities managed and advised by BGO. On March 2, 2015, the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

The primary business of the Company is to act as general distributor of Baillie Gifford US Mutual Public Offer Funds (the "Funds"), which are open ended investment companies registered under the Investment Company Act of 1940 and registered under the Securities Act of 1933. The Company does not hold funds or securities for, or owe money or securities to, customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

During the year ended March 31, 2016, the Company began undertaking activities on behalf of BGO. The Funds were registered under the Securities Act of 1933 with the SEC. Registration was granted on April 2, 2015.

The Company also acts as distributor of private investment funds (the "BG Private Funds") sponsored and advised by BGO that are not registered under the Securities Act of 1933. The Company is also registered, in the UK, under the Companies Act 2006 as having a UK Establishment, given at Companies House on February 14, 2014.

2) **Summary of Significant Accounting Policies**

   a) *Basis of Presentation*

   The Company's financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("US GAAP"), which require management to make estimates and assumptions and that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Functional and presentational currency is deemed to be US Dollars ("USD").

Notes to the Financial Statements (continued)

March 31, 2016 and 2015

b) Revenue Recognition

Income consists of a placement services fee earned as distributor of the Funds and is received in accordance with the Expense Sharing Agreement with BGO. Revenue is recorded on an accrual basis as earned.

c) Expenses

Costs are expensed as incurred and recorded on an accrual basis. On February 27, 2015, the Company and BGO entered into an Expense Sharing Agreement. In accordance with the Expense Sharing Agreement, the Company will reimburse BGO on a monthly basis for a proportional share of costs borne by BGO in relation to activities performed by staff working for the Company.

In addition, the Expense Sharing Agreement incorporates the services the Company provides to BGO. A placement services fee equivalent to all of the Company's expenses, excluding financing costs, is charged to BGO on a monthly basis including a mark-up of 10%.

d) Concentration of Credit Risk

The Company maintains its cash accounts in two commercial banks. The Company does not consider itself to be at risk with respect to its cash balances.

3) Amount due from Parent

In accordance with the Expense Sharing Agreement, reimbursements from BGO included costs with a mark-up of 10%. $353 of accrued subordinated loan interest due to BGO has been netted against the March 31, 2015 balance. There is no balance due from BGO to the Company as of March 31, 2016.

4) Amount due to Parent

The total amount due to BGO of $750,000 (2015 - $750,000) represents a subordinated loan. The loan is payable by February 27, 2018. Interest at 130% of the short term applicable federal rate is calculated and charged annually. In accordance with the Expense Sharing Agreement there is $71,817 (2015 - $nil) due to BGO from the Company as of March 31, 2016. This includes subordinated loan interest.

Notes to the Financial Statements (continued)

March 31, 2016 and 2015

5) **Affiliated Parties**

The Company derives substantially all of its revenue by acting as the general distributor of the Funds and providing sales and marketing services to BGO, a wholly owned subsidiary of Baillie Gifford & Co ("BGC").

6) **Income Taxes**

The Company was organized as a single-member limited liability company but elected to be treated as a corporation for federal and state tax purposes. The Company files its federal and state income tax returns, where applicable, on a corporate basis. The tax years that remain subject to examination by the tax authorities are 2014 and 2015.

7) **Off-Balance Sheet Risk and Credit Risk**

The Company acts as general distributor of the Funds. Receipts and payments for mutual fund shares sold or redeemed are made directly to, or by, the issuers or their agents. There is no off balance sheet risk associated with these transactions as customers will deal directly with the funds and the Company does not hold or transfer customer funds.

8) **Net Capital Requirement**

As a FINRA registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5,000 and 6 2/3% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2016, The Company had net capital of $880,634, which was $875,230 above its required net capital of the greater of $5,000 and 6 2/3% of aggregated indebtedness. The ratio of aggregate indebtedness to net capital was 0.092 to 1 at March 31, 2016.

9) **Subsequent Events**

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through May 17, 2016, the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments in the financial statements.